U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        ORGANIC SALES AND MARKETING, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                                            33-1069593
(State or other jurisdiction of                              (I.R.S. employer
  Incorporation or formation)                             identification number)

                              SAMUEL F.H. JEFFRIES
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                            AND CHAIRMAN OF THE BOARD
                                  114 Broadway
                                Raynham, MA 02767

                    Issuer's telephone number: (508) 823-1117

                                   Copies to:
                          H. Melville Hicks, Jr., Esq.
                          551 Fifth Avenue, Suite 1625
                               New York, NY 10176
                                 (212) 655-5944
                            (212) 867-3185 facsimile

         Securities to be registered under Section 12(b) of |X |the Act:

Title of each class to be so                Name of Exchange on which
registered                                  each class is to be registered

Common Stock, $0.0001 par value             Over The Counter/Bulletin Board

      Securities to be registered under Section 12(g) of the Exchange Act:
                                      None

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

      1. FORM AND YEAR OF ORGANIZATION

Organic Sales and Marketing, Inc. (the "Company" or the "Registrant" or the "Issuer") was incorporated in the State of Delaware as Garden Connections, Inc. on August 23, 2003. On April 20, 2005, Garden Connections, Inc. changed its name to Organic Sales and Marketing, Inc. Since inception, the Company has been engaged in product development, sales and marketing of privately labeled non-food organic products, and in obtaining initial financing. The Company purchased the assets of Garden Connections LLC, a Massachusetts limited liability company in September 2003.

      2. ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. Not Applicable

      3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS. Not Applicable

(b) BUSINESS OF ISSUER

The  Company  is a sales and  marketing  company  that  specializes  in  private labeling of non-food organic products and bringing them to multiple markets through the internet, radio and our established distribution network consisting of independent representatives and distributors. Through our two hour weekly radio garden talk show and affiliation with recognized national communication networks, including Clear Channel, Citadel, and Entercom, we can generate market interest in organic and natural product alternatives, knowledge of the importance of organics, and where to purchase these related products.

The Company expects to contract the services of well established and experienced sales organizations to introduce, promote, and sell its newly designed non-food organic-based product lines on a commission basis. Initial sales of our organic-based cleaners have recently begun. Consumer response is most favorable and indications of this trend are continuing and promising. The Company recently launched their organic-based jewelry shiner ("Glitz") through a major nationwide distributor. A licensing agreement to provide our organic-based cleaners for their worldwide clientele, is expected to be completed with NEVR DULL, an internationally known manufacturer of metal polish. The Company also has an initial order for our industrial organic-based cleaners with Fisher Scientific, a nine billion dollar entity in multiple international markets. As a major international medical instrument distributor the Company will now have our organic-based cleaners added to their product selection. Initial orders have been received from a Massachusetts governmental agency for the Company's organic-based Odor Eliminator for use in its mass transit system. The Company's intention is to expand into additional states.


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The Company is currently shipping its household  organic-based cleaning products to 110 Hannaford Supermarkets stores in the New England and Florida markets. In addition, our proposals have been accepted by Shaw's Supermarkets (150 stores with a separate in- aisle display) and Stop & Shop Supermarkets (50 stores). The Company has also received a strong interest for its products from United Food International (UNFI), the leading organic and natural distributor in the county supplying such outlets a Whole Foods.

The Company is also planning to sell and market its line of organic fertilizers. We expect to formally sign an agreement with Bradfield Organics, a division of Land O'Lakes, Inc. in the near future. Plans call for the Company to private label a line of organic fertilizers developed by the Company, and produced, manufactured, and shipped by Bradfield Organics. These products are poised for sale to such retail outlets as Home Depot, Lowes, and Agway. The intrigue of these items is due to the fact that they are plant based products rather than animal waste. A new rubberized mulch product, from recycled tires has been laboratory tested and shown to have multiple and favorable applications in various industries, such as pre-school playgrounds, green buildings, commercial and residential landscapes. We plan to market this new product starting in 2007.

The Company plans to concentrate its marketing efforts solely in the rapidly growing non-food organic field.. We believe consumers are being drawn to organic products by a compelling desire for less chemicals and additives in their everyday lives.

The Company believes that the organic industry, consisting of food and non-food products, is one of the fastest growing segments of our economy. Research conducted by the Natural Market Institute, (NMI) showed that in 2005 $13 billion was spent on food and non-food organic products, an increase of 17% over the previous year. Based on reported consumers usage patterns, future shopping and other trended data, NMI projects that industry sales could reach $20 billion by 2009. Organic non-foods, had consumer sales of $744 million in 2005, a growth of 32.5% for that year. Compared to organic foods, which had a penetration rate of 2.5% in 2005, organic non-food products are still emerging as a category and accounted for only 0.22% of total sales in this sector in 2005 according to Organic Trade Association Forecasting Survey 2005. Wal-Mart's recent decision to vigorously enter the organic marketplace along with other major companies who decide to become "greener" could cause industry sales to rise even more dramatically than anticipated.

We believe non-food organic products will participate in the anticipated industry growth. We specialize in the more rapidly growing non-food organic areas, such as private label premium fertilizers and consumer and industrial cleaners where profit margins are substantially greater. The Company has established important outsourcing manufacturing and marketing relationships with Land O'Lakes and North Eastern Sales Solutions, a major independent sales representative organization in the New England area, to the nation's largest retail chains such as CVS, Rite Aid, and others.

The Company's successful weekly radio show the "Garden Guys" broadcast over three stations (WHJJ, WXLM, and WBSM), and now also heard on WRKO, the largest and most popular station in Boston, MA, covering a large radio audience throughout New England. We intend to expand our 2 hour weekly radio show currently on three stations and guest hosting on WRKO, to as many as 8 stations on a nationwide basis along with deriving additional agency income from in-house selected advertisers.


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

The Company generates brand awareness and consumer loyalty, for a growing array of selective non-food organic products, by educating the consumer, and acts as a distributor and marketer for the retailers that carry our products. The Company intends to capitalize on the growing interest in organics in several different markets with the intention of using the radio to increase awareness as to why organic products offer healthy alternatives without sacrificing expected results.

The Company's business purpose is to establish an extensive portfolio of non-food organic and natural products, having multiple applications in many industries, by developing strategic relationships with manufacturers without the financial strength or marketing acumen to sell and take advantage of their own products. The Company has strong indications of interest for the financial backing and marketing program it needs to establish it as a major factor in the non-food organic products arena. There is being proposed, through a letter of intent, up to $6 million financing by the investment banking firm of Andrew Garrett, Inc. The absence of an internal sales staff and solely utilizing outside independent sales professionals, as well as customary manufacturing needs, will afford the Company to keep its operating expenses fairly limited.

      1. PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKETS

Currently the major non-food organic products that the Company is selling are organic-based cleaners, which include stain remover, odor control, glass cleaner, floor cleaner, degreaser, concrete cleaner, eyeglass cleaner, jewelry cleaner, surface prep and glue cleaner, rubber mulch, solely utilizing outside independent sales professionals, as well as organic insecticide-fungicide, organic soy candles and fertilizers. Since the Company sells only non-food organic products, the shelf-life of its products can be in excess of one year or more, depending upon storage and climatic conditions. The Company uses a proprietary blend of organic compounds in its organic products which are non-toxic, biodegradable and safe for use around children and pets.

The Company receives revenues through different methods: (1) it currently receives a percentage (ranging from 5%-20%) of the gross sales of a manufacturer's product by acting as a distributor, (2) it receives marketing dollars through our endorsement program of plants from select growers, that are sold in garden centers by independent sales groups, (3) sales of product from our www.garden-guys.com website, (4) products sold directly by the Company or by independent reps who work with us to sell to other distributors who then sell to retail stores or co-ops, (5) products sold to retail stores directly by us or by independent reps who are contracted by us, (6) re-selling our organic products to other companies and industries who wish to private label or license our products, and (8) lectures to garden clubs, civic organizations and other associations.

Organic Fertilizer Market:

The Company is focusing marketing efforts on organic fertilizers, a rapidly growing segment of the fertilizer industry. In our opinion, organic fertilizer sales have risen so


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

rapidly in the last three years that they have commanded a premium price in the marketplace. Accordingly, we foresee some of our greatest growth over the next 3-5 years in this arena.

We have been selected by Land O'Lakes/Purina (LOL) to act as their private label organic fertilizer marketer, starting in the Spring of 2007. A strong marketing focus will be on the major home and garden retail chains such as Home Depot, Lowe's and Agway, which LOL they does not supply internally. LOL has over 30 manufacturing facilities, and 70 distribution centers, which contribute overall
7.56 million dollars in annual sales. We are currently in the process of formalizing a marketing arrangement with LOL which we expect to complete within 90 days. We will be receiving from LOL a complete line of fertilizers, as jointly formulated, designed and marketed by us under our trademarked Dragonfly Organix and Garden Guys brands. Under the arrangement, they will also assist in product registration for each state, manufacturing, logistics, and distribution. They will also provide sales and marketing expertise for us, when needed. Under our trademarks, the organic fertilizers will be sold retail, with the estimated sales price range of eighteen to twenty-five dollars for a 25lb bag. Other size bags will be similarly priced. This will potentially lead to major sales, as it is to be introduced into the 30 billion dollar lawn and garden market.

Plans call for LOL to become a prime advertiser on our weekly radio show, as well as on the anticipated new stations we intend to add. A planned radio campaign is scheduled to start in the spring of 2007, with LOL as one of the advertisers. In addition to our Dragonfly Organix brand, LOL will also advertise their own brand of Bradfield Organics fertilizers, whose market is strictly geared to their existing independent channel and does not compete in the markets we will be pursuing.

Organic Based Household Cleaner Market:

Another area, which we believe holds considerable promise, is the consumer cleaner market. As with the rise in organic food sales, due primarily to the growing education of how toxic chemicals, regardless of age or gender, can have either a direct or indirect impact on human health; we believe that that momentum will continue to grow with that of non-food organic products, which may pose similar health hazards and risks. Our weekly radio show allows us the opportunity to educate consumers about these potential hidden risks and the branded products (including our own), that offer healthy alternatives to chemical cleaners, and then integrate those stores who share the same philosophy. While currently at 19 million dollars annually, according to the OTA this category grew by 29% in 2005.

Jewelry, Modeling, and Bead Markets

We are currently supplying two of the major distributors in these trade areas, each of whom does over 100 million dollars in sales annually. Their customers are some of the major retail jewelry and bead shops, including Zales and other distributors within the trade. We anticipate that a constant advertising presence in industry-related magazines will help to create brand awareness, which could translate into sales growth for our Glitz Jewelry Shiner and ODX Surface Cleaner products, in these markets.


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

Funeral Industry & Medical Examiners Market:

We are currently supplying our Funeral Organix product line to the Boston Medical Examiners office and to some independent funeral homes. Albeit visionary, this class of trade has an upside potential because there is a need for, cleaners and deodorizers due to the large amounts of chemicals used by this profession on a daily basis. The Company has contracted with a sales organization, that specializes in this industry, for the sale of our Funeral Organix, " From the Earth, To the Earth" brand, which we have developed. Preliminary data indicates a strong acceptance by the industry to replace their chemicals products with ones that are organic and environmentally friendly. Marketing plans call for a full product roll-out in the spring of 2007.

According to the latest Funeral Directors Association (FDA) statistics, there are 21,710 funeral homes nationwide, and 51% of new funeral directors entering the profession today are women. An adjunct industry to this one would be the ambulance industry, which has similar issues and problems with the use of chemicals.

Municipalities & Waste Disposal Markets:

We have discovered through outside testing that the Company's Odor Eliminator product has a desired effect for both industries, due to the various odor problems they encounter on a daily basis. Testing is on-going, however, the Massachusetts Bay Transit Authority ("MBTA") has made small purchases of our product and has had success with it. Indications of interest to purchase the product in larger quantities has been given, once the new fiscal year starts in July, 2007. We see this and other related industrial products in our existing and growing portfolio of products, to have numerous applications in industries, such as nursing homes waste management, fishing industry, industrial kitchens, daycare-Montessori, hospice-home care, kennels.

The Company is capitalizing on the growing interest and desire among consumers for environment-friendly products. To do this, we have developed strategic relationships with manufacturers that offer "green" alternatives to some of the traditional, chemical-intensive products that are currently being used, in various industries. The Company hopes to be the dominant leader in the non-food organic industry, so we are aggressively working with several manufacturing companies to further develop and perfect our growing line of non-food organic product offerings. With the assistance of a company we are developing a rubber tire mulch product which has definite ecological benefits also with the assistance of another company we are developing an industrial degreaser product which has been successfully tested and has the ability to separate oil from water. We believe this product will be beneficial in industrial waste remedial projects.

The last three years have been spent establishing what we believe to be a strong, solid foundation needed to support the next phase in the Company's business plan. Our new, rapidly growing non-food organic product lines are growing demand. They are targeted to sophisticated, environmentally aware companies and consumers various markets. We strongly believe that strategic affiliations we have developed with well-established


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manufacturers  and sales  and  marketing  companies,  including  the  marketing, expertise and reach of LOL; will pave the way for our non-food organic products to be available in thousands of retail outlets across the country.

            2. DISTRIBUTION

Our sales, marketing and promotional efforts are accomplished through the following:

o     Television

o     Radio

o     E-Commerce Website

o     Industry-related Magazines and Newspapers

o     Face-to-face Client and Prospect Meetings

o     Sales Brochures and Product Samples

o     Point-of-Sale and End Cap Displays

o     Trade Shows

o     Membership in Trade Organizations

o     Garden Clubs

o     School Lectures

o     E-mail and Direct Mailings

o     Telemarketing

o     Strategic Alliances

o     Cooperative Advertising

We are now able to bridge the gap between manufacturer and consumer, with very limited financial exposure. We have the added advantage of being able to market our products not only through our independent marketing associates, but through our own radio programs, with a recognized growing interest in organics. The Garden Guys(R) ensure that brand awareness reaches the consumer through the radio. This creates a multi-faceted, multi-revenue channel model for the company. Moreover, we expect to add eight (8) new strategically selected radio stations to our radio family over the next three years with a reach that goes beyond the New England area, giving us a total of eleven (11) stations by the end of 2008. Because of the knowledge we have obtained of how the communications industry works, as a result of the Garden Guys radio talk show, we believe that this is a very attainable goal. Currently, we on three stations, one of which is a Clear Channel station, the largest network in the country with over 1000 stations nationwide with the addition of WRKO the number of stations is four.

We have executed and delivered major distribution contracts with North Eastern Sales Solutions, a major independent sales and marketing organization to represent our organic products to retail pharmaceutical and supermarket chains such as CVS, Rite-Aid, Shaw's Supermarkets, Hannaford Supermarkets, Stop & Shop and others in the northeast and North East Garden Group, another major independent sales and marketing company to represent our organic products to retail outlets like Agway and other independent garden centers also in the northeast. In addition, we are currently negotiating several other distribution contracts with manufacturers, distributors and retailers in the horticulture


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

industry, jewelry industry and a licensing agreement for an organic line of industrial metal polish.

The initial radio one year contract with WHJJ (Rhode Island) began on August 28, 2005 for one year and was automatically renewed in 2006 for one year. In addition three other radio stations have contracted to simultaneously broadcast the radio show weekly on Sunday mornings from 8:00 a.m. to 10:00 a.m. These stations are WXLM (Southeastern Connecticut), WBSM (Southeastern Massachusetts) and WRKO (Boston, Massachusetts). All these contracts are automatically renewable and have agreed to promote the program with promotional announcements, print ads and on their respective websites.

      3. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Currently the Company has a portfolio of approximately twenty-five items, all of which consist of Private Label Products and 6 License Name Brands which are presently available or will be available in 2007 from the manufacturers. The Company will be able to market its products not only through its distributors and independent sales organizations but through the Garden Guys(R) radio which provides a viable channel through the creation of brand awareness in the consumer and a growing interest in organics. Management believes these non-food organic products will attract women buyers looking to avoid the health risks and implications that have been found in non-organic or synthetic compounds. Management believes this is a promising trend.

All  these   products   are   manufactured   for  the  Company   under  its  own
specifications.

The foregoing limits the Company's financial exposure:

      o     No research and development costs

      o     No manufacturing facilities and costs

      o     Reduced inventory costs and facilities

      o     Limited employee and staff

      4. COMPETITION

According to the Organic Trade Association ("OTA"), a leading organic association publication, the non-food organic market was estimated to be $ 750 million and growing at an annual rate of 32%. The Company believes its' largest competitor is privately-owned Seventh Generation, located in New Hampshire. Seventh Generation, we believe,


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compete with us on a very limited  basis in the retail  grocery store market due to the high cost of entry (slotting fees) and the high cost of advertising, which, as stated above, is one of the Company's significant strengths.

Because the organic cleaner market is relatively small in comparison to the total organic market, it is a fragmented market, ready for development. Seventh Generation, Inc. located in New Hampshire is about the only known competition we have, although they are not heavily involved in the primary markets that we look to serve. In the absence of a leader, one will emerge, and the Company has strategically positioned itself to take advantage of that opportunity. Management believes, and early indications support, that the Company's products will be accepted into the marketplace due to their unique qualities and eye catching packaging and radio support.

Competition in lawn and garden organic product sales in New England and the East Coast, however, is much greater. These markets are large and can support many companies offering these and similar organic products. We are unique in that we offer a service (the radio program) in addition to a product. We do not know of another company that does this. In addition, many companies that make up the Company's competition in this market are better financed, have more recognizable or established brand names, have better control over their manufacturing and distribution process, have a longer history of servicing the retail industry and may be better positioned to control sales to large retail outlets.

The market for cleaning and garden products is highly competitive. Although our products are organic and therefore distinguishable from most other more established brands, which contain chemicals, it is possible that consumers neither care about that fact nor understand its significance. There are a number of other established providers that have greater resources, including more extensive research and development, marketing and capital than we do and also have greater name recognition and market presence. These competitors could reduce their prices and thereby decrease the demand for our products and technologies. These competitors may lower their prices to compete with us. We expect competition to intensify in the future, which could also result in price reductions, fewer customer and lower gross margins.

Access to retail outlets may be restricted due to pre-existing agreements that prohibit retailers from selling our products or retailers may require substantial payments for shelf space which is beyond the Company's financial capabilities. Such payments are common in the retail industry, and historically, it has been the Company's policy not to pay for shelf space due to the uniqueness of Our products. In the future our existing retailers may require such payments in order for us to continue to sell through them and new retail outlets may require payments to sell our product.

      5.    THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

The Company is not dependent on any raw materials. All products which are sold and marketed by the Company are manufactured by the Company's manufacturing clients. Although we believe we can secure other suppliers, we expect that the deterioration or


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

cessation of any relationship would have a material adverse effect, at least temporarily, until the new relationships are satisfactorily in place.

We also run the risk of manufacturer price increases and component shortages. Competition for products or materials in short supply can be intense, and we may not be able to compete effectively against other purchasers who have higher volume requirements or more established relationships. Even if manufacturers have adequate supplies of components, they may be unreliable in meeting delivery schedules, experience their own financial difficulties, provide components of inadequate quality or provide them at prices which reduce our profit. Any problems with our third-party suppliers can be expected to have a material adverse effect on our financial condition, business, results of operations and continued growth prospects.

      6. DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

The Company currently has several customers. It has developed and is currently developing multiple strategic alliances with several distributors and independent sales organizations. The Company does not anticipate that it will be dependent on a single or small group of customers.

      7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

To protect its rights to its  intellectual  property,  the  Company  relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. The Company has registered certain of its trademarks in the United States and has pending U.S. applications for other trademarks and patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products or services. In addition, although The Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some if its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

The Company has trade mark protection for its "Garden Guys Down to Earth Up to Date"(TM) trademark. In addition, the Company has applied to the US Patent and Trademark Office for trade mark protection for its' "Dragonfly Organix"(TM) brand-name trade mark. Final action is pending subject to publication in the Official Gazette.

      8. GOVERNMENT APPROVAL.

Government approval is required for some of the Company's current products. However, this approval is generally obtained by the manufacturer.

      9. EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations.

      10. RESEARCH AND DEVELOPMENT COSTS.

The cost and expense of Research and Development is borne by the manufacturer. Since the Company began operations in August 2003 it has spent over one million on market research and development of its markets. The revenues the Company achieves will be primarily from strategic alliances. Revenues generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding any on-going research and development.

      11.  COST  AND  EFFECTS  OF  COMPLIANCE   WITH   ENVIRONMENTAL   LAWS  AND
REGULATIONS.

The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

      12. EMPLOYEES.

As of the date hereof, the Company employs approximately 3 full-time employees and 2 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

We will be dependent on our current management team for the foreseeable future. The loss of the services of any member of this management group would have a material adverse effect on our operations and prospects. Our success will be dependent to a substantial degree on Sam Jeffries and other key management personnel. Sam Jeffries continued involvement is particularly critical. In the event Sam Jeffries were unavailable, it would have a material adverse effect on operations. At this time, we have no employment agreement nor have we obtained "key man" insurance policies on

Sam Jeffries. The expansion of our business will be largely contingent on our ability to attract and retain additional personnel for the management team. There is no assurance that we can find suitable management personnel or will have the financial resources to attract or retain such people, if found.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition, which are based upon our financial statements and have been prepared in accordance with generally accepted accounting principles in the USA. The discussion should be read in conjunction with our financial statements and notes thereto, appearing in this Registration Statement.

The preparation of these financial statements requires us to make estimates and judgments that may affect the reported amount of assets and liabilities, revenues and expenses, and the related disclosure of such contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

The following financial projections contain figures related to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate", and other similar expressions are intended to identify forward-looking statements. Such statements involve numerous risks and uncertainties, including, but not limited to, the science of organics, the development of the Company's products, markets for those products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of the Plan of Operations. The Company undertakes no obligation to release or deliver to investor's revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters that may occur.

                              A. PLAN OF OPERATIONS

Since its inception in August 2003, the Company has been involved in the development and acquisition of a wide variety of organic-based products to be initially sold to retail supermarket and national pharmacies, lawn and garden centers and the funeral industry. In addition, new markets being pursued include costume jewelry, sporting goods, optical, health and beauty, footwear, museum stores, historical preservation groups, and boating.

The Company searches out small companies that have excellent organic products, and through our own private label, bring them to market at the retail, wholesale or internet level.

The Company has a limited operating history on which to evaluate its prospects. The risks, expenses and difficulties encountered by a startup company must be considered when evaluating the Company's prospects. The Company's plan of operating for the next twelve months is to further develop its product line while seeking alliances with manufacturers, retail outlets, sales representatives and distributors. Management believes that its existing funds in combination with funds raised in a contemplated private bridgeloan offering, a minimum of $3 million in a contemplated equity offering and revenues generated by its operations will be sufficient to fund its operations for more than the next twelve months. However, there is no guarantee that the Company will be able to raise sufficient capital. In addition, estimates of costs to develop products, to market them and to seek strategic alliances with manufacturers and distributors might be low. The operating expenses cannot be predicted with certainly. They will depend on several factors, including, but not limited to, marketing expenses, acceptance of the Company's products in the market and competition for such products.

The Company currently is in the process of acquiring, developing and introducing its products to the market. It has acquired and developed approximately 25 different organic non-food products. It has already received and is fulfilling orders for its new Dragonfly, Organix(TM) Organic- based cleaners from Shaws Supermarkets (150 stores), Hannaford Supermarkets (110 stores), Boston, Mass. Transit Authority and ForeThought, LLC. The Company anticipates that it will be able to launch its organic fertilizer products in approximately 3 - 6 months under its Dragonfly Organix(TM) and/or Garden Guys private label. While the company believes that it will comply with this schedule. If it is unsuccessful in raising additional capital, the probability of the Company complying with the schedule will be adversely affected.

The Company is currently in the process of rolling out its product line to an expanding customer base. Over the course of 2007 and 2008, sales will ratchet themselves up as new customers come on board and reorders start to come in. Without taking into consideration new customer orders recently ordered the Company projects a net loss of ($764,000) in calendar 2007, a net profit of $362,000 in calendar 2008 and a profit of $1,180,000 in calendar 2009. In calendar 2007, cash flow before investor money is projected to be ($724,000). In 2008, cash flow before investor money projects to be ($224,000) and, in 2009, cash flow before investor money projects to be $1,033, 000.

We will also use the radio as the primary source for marketing our products. Sam Jeffries, the Company's President, hosts a two-hour Sunday morning garden talk radio show. Using this vehicle we inform customers why they should consider organic alternatives, how they should use organic products and where they can buy them. Since the Company pays for the air time, we are also receive an inventory of commercials that will be partially used to educate consumers and let them know where to buy the products, as well as, selling commercials to help offset the cost of the radio expense.

The Company also has strategic relationships established with key Sales Representative and Distributor organizations in the markets that we service and has developed very strong relationships with two vendors for the fulfillment of our organic liquid and fertilizer product lines. The Company plans to vigorously pursue strategic relationships that enhance our ability to deliver quality products, at reasonable prices.

To cover these anticipated cash shortfalls, the Company anticipates collecting $160,000 in the first quarter of 2007, from the open January 3, 2006 current Stock offering. In addition, we are in the process of negotiating short-term bridge loan financing of $500,000, which the Company projects will be in place within the next 30 days. The Company has also received a Letter of Intent for a private placement offering of up to $6,000,000, that will take place 6 months after the current offering is closed.

Assuming an anticipated total investment to be received of at least $3,160,000, combined with the short-term financing of $500,000, the Company will adequately cover anticipated cash shortfalls from January, 2007 to December, 2009.

The Company's projected Plan of Operations for calendar years 2007, 2008 and 2009 consist of the following key figures. (000's omitted)

                                         Year 2007     Year 2008     Year 2009
                                         ---------     ---------     ---------

Revenues                                  $ 1,619        $6,022        $9,936

Margin                                        537         1,814         3,184

Selling, General and                          950         1,451         2,003
   Administrative Expense

Other (Income)/Expense                        351             1             1

Net Profit/(Loss) Before Taxes            $  (764)(1)    $  362        $1,180

There is no assurance that the Company's actual operations will reflect the above projections. Market conditions, competition, the ability to raise capital and all other risks associated with the operation of a business could adversely impact upon the Company achieving the above projections. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

(1) Not including revenues from sales to as yet unidentified customers

            B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF ITS FINANCIAL
                     CONDITION AND RESULTS OF ITS OPERATIONS

Detailed information regarding the Company's operations is contained in the Financial Statements section of this registration statement. The following table sets forth, for the periods indicated, certain key information about the Company.

The Company financed its expenditures since its inception primarily through private placement issuances for cash of 6% convertible debenture and convertible promissory notes totaling $328,215 and a $1,000,000 private placement stock offering commencing on January 3, 2006, of which $455,000 had been raised as of December 31, 2006. Of the 1,258,244 shares of stock offered, 442,917 were allocated to the convertible debenture holders and convertible promissory note holders at a conversion price of $.42 per share and 815,327 shares of common stock were made available to accredited investors at $1.00 per share.

It is anticipated that, in total, $615,000, of the potential raise of $815,327, will be received prior to the expected close out of the January 3, 2006 stock offering before this Registration Statement becomes effective. This means that an additional $160,000 is expected to be received from the current offering in the first quarter of 2007.

                        Organic Sales and Marketing, Inc.
                             Selected Financial Data

                 For the Years Ended September 30, 2006 and 2005
          And for the Three Months Ended December 31, 2006 (Unaudited)

                             Statement of Operations

                                   Three Months       Twelve Months         Twelve Months
                                      Ended               Ended                 Ended
                                December 31, 2006   September 30, 2006    September 30, 2005
                                   (Unaudited)
                                -----------------   ------------------    ------------------

Revenues                          $     4,930         $    50,111           $    78,946

Margin                                  2,415               8,151                45,471

Selling, General and                  149,879             292,361               174,130
   Administrative Expense

Other Income/(Expense)                 (1,083)           (263,357)              (80,914)
                                  -----------         -----------           -----------
Profit/(Loss) Before Taxes        $  (148,547)        $  (547,567)          $  (209,573)
                                  ===========         ===========           ===========

Loss per share-Basic and          $     (0.03)        $     (0.17)          $      (.07)
     Diluted                      ============        ===========           ===========

Weighted Average Number
   of Shares Outstanding-           4,331,801           3,284,827             3,000,000
   Basic and Diluted              ============        ===========          ============


                                 Balance Sheets

                                   Three Months       Twelve Months         Twelve Months
                                      Ended               Ended                 Ended
                                December 31, 2006   September 30, 2006    September 30, 2005
                                   (Unaudited)
                                -----------------   ------------------    ------------------

ASSETS
Cash                               $   118,159         $   226,322             $   3,953
Accounts Receivable                      8,345               6,081                 2,775
Inventories                             67,024              29,174                 9,714
Fixed Assets                             7,213               2,711                   338
Other Assets                               200                 200                   200
                                   -----------         -----------             ---------
TOTAL ASSETS                       $   200,941         $   264,488             $  16,980
                                   ===========         ===========             =========
LIABILITIES
Accounts Payable                   $   122,243         $    83,953             $  81,159
Accrued Expenses                        80,766              68,335                49,255
Notes Payable-Current                   60,338              47,319               108,809
Note Payable-Long Term                  24,468              27,058                42,767
                                   -----------         -----------             ---------
TOTAL LIABILITIES                  $   287,815         $   226,665             $ 281,990

STOCKHOLDERS
EQUITY/(DEFICIT)
Common Stock (Note 1)              $       433         $       431             $     300
Additional Paid in Capital           1,155,323           1,131,475               281,206
Accumulated (Deficit)               (1,242,630)         (1,094,083)             (546,516)
                                   -----------         -----------             ---------
TOTAL STOCKHOLDERS                 $   (86,874)        $    37,823             $(265,010)
EQUITY/(DEFICIT)

TOTAL LIABILITIES
AND STOCKHOLDERS
EQUITY/(DEFICIT)                   $   200,941         $   264,488             $  16,980
                                   ===========         ===========             =========

Note 1:

Common Stock, $.0001 par value, 100,000,000 shares authorized, 4,335,426; 4,311,576 and 3,000,000 shares issued and outstanding respectively

The Company is a development stage company and did not generate any significant operating revenues from its inception on August 23, 2003 to September 30, 2006. The Company is currently focusing its efforts on developing and acquiring quality organic products and establishing a large viable distribution network for these products. While there is no assurance, the Company anticipates that by developing quality products and establishing a broad distribution network, it will be in a position to receive revenues in the future.

From its inception, the Company has incurred costs associated with the development and launching of its products, probable markets and business. The Company has established brand names, consumer recognition and interest in organics through private labels, the internet and radio and established a distribution network which increase the quality and marketability of the Company's products. While there is no assurance, management believes that the Company's products will commence generating revenues during the first quarter of 2007.

The Company financed its expenditures through sales pursuant to private placements of its securities. It raised $125,000 between August and December of 2003 from the private placement of its 6% Convertible Debentures. There also was issued two 6% convertible promissory notes to two individual accredited investors in the aggregate amount of $15,000 (one note for $10,000 and the other for $5,000). In addition there was issued a series of non-interest convertible notes to a director of the Company from March 2004 to March 2006 in the aggregate amount of $188,218. All the debentures and notes were issued for cash and converted by the holders thereof to 880,476 shares of common stock, at the stipulated exercise price of $.42 per share in payment of the outstanding principal and any accrued interest thereon.

The Company also financed its expenditures primarily through the sale of its common stock. Since inception through March, 2007, the Company issued 4,912,533 shares of common stock. It raised $554,050 pursuant to certain commitments it received from the stock offering in 2006 and to March 2007 for cash at $1.00 per share and through the conversion of the 6% convertible debenture, and convertible promissory notes issued. 671,890 of these shares were issued as free-trading shares under Rule 504 of Regulation D of the federal Securities Act of 1933. 4,240,643 of these shares are currently restricted.

From inception through December 31, 2006 the Company's selling, general and administrative expenses were $894,598. These expenses are partially offset by income from radio ads, website, garden and cleaning products sales in the amount of $217,197.

As of December 31, 2006, the Company had current assets of $193,528 and $7,413 in furniture, equipment and other assets, resulting in total assets of $200,941. The Company's current liabilities were $263,347.

                          Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

Principles of Accounting

The Company employs the accrual method of accounting for both financial statements and tax purposes. Using the accrual method, revenues and related assets are recognized when earned, and expenses and the related obligations are recognized when incurred. The Company has elected a September 30 year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We earn our revenues from the distribution of garden and cleaning products to retailers and directly to consumers via our internet site and from advertising contracts. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

Revenue from garden and cleaning products is recognized upon shipment of the product. The distribution of products is governed by purchase orders or direct sale agreements which fix the price and delivery date. The Company records a provision for product returns and price markdowns as a reduction of gross sales at the time the product passes to these retailers or consumers. The provision for anticipated product returns and price markdowns is primarily based upon the Company's analysis of historical product return and price markdown results. Should product sell-through results at retail store locations fall significantly below anticipated levels this allowance may be insufficient. The Company will review the adequacy of its allowance for product returns and price markdowns and if necessary will make adjustments to this allowance on a quarterly basis. In compliance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Advance payments are recorded on the Balance Sheet as deferred revenue until the revenue recognition criteria is met.

Revenue from radio advertising is derived from two sources, the sale of commercial spots on the Garden Guys radio talk show and hosting live remote broadcasts. Revenue from radio advertising is recognized after the commercial has been aired and/or a remote broadcast has taken place. Customers will prepay for radio spots or remote broadcasts at the time they contract with the Company to air their commercials or host a remote broadcast. The Company will carry this prepayment as liability, until such time as economic performance takes place. Money received is refundable prior to the airing of commercials or the airing of the remote broadcast, adjusted by any production or other direct costs incurred up to that point in time.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original a maturity of three months or less at the time of purchase to be cash equivalents. During fiscal 2006, the Company maintained cash in bank accounts which, at times, exceeded Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on this account and believes their risk to be minimal.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company feels that the entire balance of accounts receivable as of December 31, 2006, September 30, 2006 and 2005 is collectable and therefore no allowance has been taken.

Inventory

The inventory is stated at the lower of cost (first-in-first-out method) or market. Inventory items consist of raw material and finished goods. Raw materials consist of labels, bottles, sprayers and shipping materials. Finished goods consist of fertilizer bags and bottles of organic cleaning products ready for shipment. The inventory consists of newly purchased items; therefore, there is currently no allowance for excess or obsolete inventory.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization are computed using the straight-line method over estimated useful lives of five to seven years.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense primarily consists of the Company's two hour weekly radio Garden Call In program with Clear Channel Communications and Citadel Communications Company. The total annual advertising expense for the contract with Clear Channel and Citadel Communications is $41,700 and $30,030 for the years ended September 30, 2006 and 2005, respectively. The Company also advertises its products throughout area garden clubs and its own website.

Income Taxes

The Company is a C Corporation registered in the state of Delaware. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS No. 109 income taxes are recognized for the following: i) amount of taxes payable for the current year, and ii) deferred tax assets and liabilities for the future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) per Share
Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB OPINION NO. 29", based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective during fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "SHARE-BASED PAYMENT". This Statement revises SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This Statement is effective as of the first reporting period that begins after June 15, 2005. The Company has evaluated the provisions of SFAS 123(R) and determined that the share based employee compensation programs are a valuable instrument in retaining and rewarding employees and, as a result, the Company will appropriately expense the costs of administering share based compensation programs as required by SFAS 123(R).

In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS", an amendment of ARB No. 43, Chapter 4 (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's financial statements.

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections, ("SFAS 154"). SFAS 154 replaces

Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In February 2006, the FASB issued SFAS Statement No. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "APPLICATION OF STATEMENT 133 TO BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS." This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). While SFAS 157 formally defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements, it does not require any new fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is required to be adopted effective January 1, 2008 and the Company does not presently anticipate any significant impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS - AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106 AND 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of its defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation, which is represented by the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans. SFAS 158 requires the recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost in accordance with existing accounting principles.

Amounts required to be recognized in accumulated other comprehensive income, including gains and losses and prior service costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of existing accounting principles. In addition, SFAS 158 requires plan assets and obligations to be measured as of the date of the employer's year-end statement of financial position as well as the disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year from the delayed recognition of the gains or losses and prior service costs or credits.

The Company is required to adopt those provisions of SFAS 158 attributable to the initial recognition of the funded status of the benefit plans and disclosure provisions as of December 31, 2006. Those provisions of SFAS 158 applicable to the amortization of gains or losses and prior service costs or credits from accumulated other comprehensive income to the net periodic benefit cost are required to be applied on a prospective basis effective January 1, 2007. The Company does not anticipate that the adoption of SFAS 158 will have any impact on its financial statements.

Reclassifications

Certain immaterial amounts from prior years have been reclassified to conform to the 2006 presentation.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates.

Equity Issuances for Services

We account for all transactions under which employees, officers and directors receive shares of stock in accordance with the provisions of Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock -Based Compensation", we adopted the pro-forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for those options issued to non-employees for other services. Issuances of stock to employees are valued at the fair market value at the time of issuance or earned by the agreement and then expensed over the respective term of such agreement.

We account for non-employee equity transactions in accordance with SFAS No. 123 and EITF 96-18. The valuing of such equity considers the fair value of the stock at issuance or contract date, the volatility of the stock, risk free rates of return, the term for which services are to be rendered and the date upon earning such equity. We may utilize the Black Scholes formula to arrive at the intrinsic value of certain equity rights issued for services for non-employee issuances.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes. Management judgment is required in determining our provision of our deferred tax asset. We recorded a valuation for the full deferred tax asset from our net operating losses carried forward due to us not demonstrating any consistent profitable operations. In the event that the actual results differ from these estimates or we adjust these estimates in future periods we may need to adjust such valuation recorded.

ITEM 3. DESCRIPTION OF PROPERTY

The Company is in a "tenant at will" agreement with Leo S. Arcand (Lessor) of 114 Broadway, Raynham, MA. The premises encompass the North side of a one story, commercial, wood building with approximately 500 square feet of office space. The monthly lease payment is $600.00 per month. It is located in an area that has easy access to major highways. Products are received and shipped by contract carriers.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 5, 2007 certain information with respect to the beneficial ownership of the common stock by (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each named executive officer and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.

NAME AND ADDRESS OF                  AMOUNT AND NATURE OF   PERCENT OF
BENEFICIAL OWNER                  (1)BENEFICIAL OWNERSHIP   OUTSTANDING SHARES
                                     --------------------   ------------------

Samuel F.H. Jeffries                     1,500,000               30.53%

Stephen B. Jeffries                         25,000                0.51%

Leonard B. Colt, Jr.                       150,000                3.05%

Jerry Adelstein                          1,338,065               27.24%

Joanne L.H.Anderson                        256,940                5.23%

Laurie Basch-Levy                           75,000                1.53%

Michael Ernst                               43,877                0.89%

All Executive Officers and Directors     3,388,882               68.98%
as a Group (7 persons)

Bruno Kordish                              500,000(2)            10.18%

(1) Beneficial ownership so determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2) Bruno Kordish disclaims beneficial ownership to 150,000 shares beneficially owned by his former wife Maryanne Kordish.

Applicable percentage of ownership is based on 4,912,533 shares of our common stock outstanding on March 20, 2007.

The address of each of the executive officers and directors is care of Organic Sales and Marketing, Inc. 114 Broadway, Raynham, MA 02767.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                                   MANAGEMENT

      The following table sets forth our current directors, officers, and significant employees, their ages, and all offices and positions with our company;

NAME                           AGE                     POSITION

Samuel F.H. Jeffries           45         President, Chief Executive Officer and
                                          Chairman of the Board of Directors
Stephen B. Jeffries            46         Director
Leonard B. Colt, Jr.           70         Director, Secretary
Jerry Adelstein                74         Director
Joanne L.H. Anderson           48         Director, Vice President
Laurie Basch-Levy              53         Director and Member of Audit Committee
Michael Ernst                  55         Director
Mark J. McEvoy                 54         Treasurer and Chief Financial Officer

The following is a biographical summary of our directors and officers:

Samuel F.H. Jeffries has been president, Chief Executive Officer, and Chairman of the Board of Directors since inception. He is also a member of the Executive Committee Prior to such time, he was president and co-managing member of Garden Connections, LLC, from its inception in 2002. From 1999 to 2001, was Eastern Regional Sales Manager and area manager for Etera Corporation based in Mount Vernon, Washington. His responsibilities included sales, management, forecasts, hiring, computer training, new accounts, budgeting, advertising and promotions. From 1992 to 2000, Mr. Jeffries owned Jeffries Horticultural Sales based in Franklin, Massachusetts.

In 1984, Mr. Jeffries received his bachelor of science degree in environmental design from the University of Massachusetts at Amherst. He minored in arboriculture. He was also a certified Occupational Education instructor at the Norfolk County Agricultural High School, Walpole, MA. He is the first cousin of Stephen B. Jeffries.

Joanne L.H. Anderson, Director, Vice President and member of the Executive Committee Designer, Artist and Art Director of North American Carrousel Company since 1980 has been a director since May, 2005. Since 1980, Joanne has been employed as an artist, designer, and head of the art department of North American Carrousel Company located in Minneapolis, Minnesota. She is experienced in website design and graphic and commercial art. She is trained as an artistic painter, sculptor and art conservationist. She apprenticed for four years with leading portrait artist Jerome Ryan. She majored in art at Hamline University in Saint Paul, Minnesota. Restored paintings and ceilings in the Minnesota State Capital and St. Paul Courthouse

Len Colt, has been our director since the inception. Since 1993.He has been owner of Pegasus Marketing & Sales based in Little Compton, Rhode Island. Pegasus is in the packaging consultancy firm and sales representative for various packaging manufacturers. In 1958, Mr. Colt received his bachelor of arts degree in history from Middlebury College located in Middlebury, Vermont.

Jerry Adelstein, has been a director since the inception and is a member of the Audit Committee and is a member of the Executive Committee. Since 1968, he has been the president of H&J Associates, a textile sales company, based in Long Island, New York. In 1953, he received a bachelor of science in economics from Alfred University, in New York State. In 1957, he received a Masters in business administration in economics from New York University.

Stephen B. Jeffries, has been a director since the inception. He has been the owner of S.B. Jeffries Consultants since 1990. S.B. Jeffries Consultants is based in Boston, Massachusetts, and is in the business of equity analysis and financial portfolio and estate management. In 1983, he received a bachelor of arts in economics from the University of Chicago. He has completed C.F.A. Level 1 Examination and C.F.P. Level 1 Examination.

Laurie Basch-Levy, Director and is a member of the Audit Committee Foremost textile designer, creating designs widely used by major fashion designers in New York City until 1982 when she became treasurer of The George Basch Co. She became President and CEO of The George Basch Co. in January 2001, a privately held manufacturer and global distributor of the product Nevr-Dull Metal Polish, which was formed in 1929

Education

Fashion Institute of Technology in New York City

Michael Ernst, Director, since the inception
Senior Energy Consultant, Tetra Tech Ec Inc. 2006 -
Vice President of Permitting and Siting for TransEnergie U.S. Ltd. 2001-2006 Associate Attorney, Rubin & Rudman, Boston
General Counsel and Legislative Director of the Massachusetts Department of Telecommunications and Energy, 1992-2001
Hearing Officer for the Massachusetts Energy Facilities Siting Board, 1990-1992 Counsel to the Joint Committee on Energy of the Massachusetts Legislature, 1984-1990
Safe Energy Advocate, MASSPIRG, 1981-1983

Education

Northeastern University School of Law, J.D., Davidson College, B.S.

Mark J. McEvoy, on November 15, 2006 was elected Treasurer and Chief Financial Officer has practiced in the accounting profession for 32 years, graduated from Bentley College in 1977 with a Bachelor's degree in Accounting. Most recently he has been a Controller/CFO for over 10 years and prior to that, an entrepreneur having owned an Accounting and Tax practice for 9 years.

B. Significant Employees.

We intend to enter into employment agreements with our officers and significant employees, but we have not yet done so.

We have not compensated our directors for serving in such capacity, and we have not adopted a policy for compensating them.

C. Family Relationships. Samuel F.H. Jeffries and Stephen B. Jeffries are first cousins

D. Involvement in Certain Legal Proceedings. None

E. The Executive Committee and the Audit Committee of the Board are separate committees. Stephen Jeffries is a qualified financial expert.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth information concerning annual and long-term compensation, for our Chief Executive Officer and for each of our other executive officers (the "Named Executive Officers") whose compensation on an annualized basis is anticipated to exceed $100,000 during fiscal 2006.

                           SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION                          LONG TERM COMPENSATION
                                                                                  RESTRICTED       SECURITIES
NAME AND PRINCIPAL        FISCAL        ANNUAL        STOCK        UNDERLYING     OPTIONS          ALL OTHER
POSITION                  YEAR          SALARY         BONUS       COMPENSATION    AWARDS         (NO. OF SHARES)   COMPENSATION
--------                  ----          ------         -----       ------------    ------          --------------   ------------
NONE

Except that for all officers and directors the Company paid aggregate salaries of $49,866.00

                                  STOCK OPTIONS

We did not grant stock options in Fiscal Year 2006.

The following table sets forth information with respect to stock options granted to the Named Executive Officers during fiscal year 2006

                          OPTION GRANTS IN FISCAL 2006
                             (INDIVIDUAL GRANTS)(1)

                         NUMBER OF               % OF TOTAL OPTIONS
                         SECURITIES UNDERLYING   GRANTED TO EMPLOYEES IN      EXERCISE  EXPIRATION
NAME                     OPTIONS GRANTED         FISCAL 2006                  PRICE     DATE
----                     ---------------------  ------------------------      --------  ----------
None

(1) No Executive Officer held options during the 2006 fiscal year.

The following table sets forth information as to the number of shares of common stock underlying unexercised stock options and the value of unexercised in-the-money stock options projected at the 2006 fiscal year end:

None

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees, except a 401(k) Plan... (note: see financial statement).

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We pay $1,000 per year to Jeffries Landscape & Design (a company owned by, Samuel F.H. Jeffries) for the storage of certain products we sell.

We have a contract with Pegasus Marketing & Sales, owned by Leonard B. Colt, Jr. The contract provides for a payment of $1,250 per month to Pegasus and reimbursement of expenses incurred at trade shows, and other expenses agreed to by the parties. The contract provides that Pegasus will provide us with consulting services for all aspects of our business including, but not limited to, administrative, sales and marketing. The agreement can be terminated on one month's notice by either party. As of December 31, 2006, we owed Pegasus Marketing $25,544.

We owe three notes payable to Samuel F.H. Jeffries and his wife Yvonne M. Jeffries in an aggregate amount of $45,000 ($20,000, $20,000 and $5,000) plus interest at the rate of 10% per annum which are being amortized in monthly payments aggregating $635.55 per month. The first $20,000 note matures December 20, 2011, the second $20,000 note matures January 16, 2012, and the third $5,000 note matures March 25, 2012.

There was a consulting agreement between us and Joanne L.H. Anderson which provides for her services in connection with the operation of our internet sales business, which services included among other things the building and designing of our website, implementation of our e-commerce capabilities, product logo designs, designing our company logo and designing our "Garden Guys" trademark logo. The agreement commenced February 1, 2003 and terminated February 28, 2005. Ms. Anderson received on August 27, 2003, 250,000 shares of restricted common stock for these services pursuant to our agreement.

Jerry Adelstein also had a consulting agreement with us which commenced September 1, 2002 and terminated August 30, 2005 to perform consulting services in connection with our business including but not limited to: financial planning on an on-going strategic basis, long term investment policies and product development, promotion and sales. Mr. Adelstein on or about August 27, 2003 received 850,000 shares of restricted common stock for his services pursuant to our agreement and in payment of $9,178 cash loan we owed to him. In addition, Mr. Adelstein received on or about January 1, 2007, 200,117 shares of restricted common stock in payment of a $74,418 promissory Convertible Note with accrued interest of $9,629 or an aggregate of $84,047 at a conversion price of $.42 per share. Also on the same date he received 287,948 shares of restricted common stock in payment of another Convertible Note in the amount of $113,800.00 plus accrued interest of $7,138.00 or an aggregate of $120,938 at the same conversion exercise price.

Stephen B. Jeffries holds a demand note dated February 4, 2002 of the Company in the amount of $20,000 with interest at the rate of 12% per annum. Any interest not paid according to its terms shall accrue interest and added to the principal. As of December 31, 2006 the balance owed on the Note is $35,968 including accrued and unpaid interest.

Bruno Kordich, an affiliated shareholder, received on September 30, 2004, 150,000 restricted shares of common shares at $.0001 par value in a non-cash transaction for financial advisory and consulting services rendered from April, 2004 to September 2004 on our behalf in connection with the valuation and acquisition of new organic-based products for development and marketing as well as acquiring ownership interests therein. In addition, Mr. Kordich has received, as of January 1, 2007, an additional 500,000 restricted shares for additional services rendered since September, 2004, of which 150,000 shares were designated to MaryAnn Kordich to which he disclaims any beneficial interest.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

(a) Common Stock.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $0.0001 per share (the "Common Stock").

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

All common shares are equal to each other with respect to voting and dividend rights and are equal to each other with respect to liquidation rights. Special meetings may be called by the Board of Directors or by any officer instructed by the directors to call the meeting. The shareholders have no right to call special meetings. Holders of common shares are entitled to one vote at any meeting of the shareholders for each common share they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding common shares entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the common shares represented at the meeting will govern, even if this is substantially less than a majority of the common shares outstanding. Directors are elected by a plurality of votes. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and on liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share, except outstanding options. The shares do not have cumulative voting rights, which means that the holders of more than fifty percent of the common shares voting for election of directors may elect all the directors, if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty will not be able to elect directors.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None

(c) Other Securities To Be Registered. None

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (a) Market Information. The Company's common stock is not trading on any stock exchange nor the over-the-counter. The Company is not aware of any market activity in its stock since its inception through the date of this filing.

      (b) Holders. As of March 20, 2007, there are 109 record holders of 4,412,533 shares of the Company's common stock.

      (c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On May 4, 2005 we issued 25,000 restricted shares of common stock to Stephen F. McCarthy pursuant to a Separation Agreement between Mr. McCarthy and the Company. In addition to the issuance of the common stock, the Company forgave an indebtedness of $16,059 he owed to the Company

On August 27, 2003 we issued 150,000 restricted shares to Leonard B. Colt, Jr. pursuant to a consulting agreement for services rendered to us in connection with the administration of our business and the sales and marketing of our products. Also, on July 26, 2006 we issued 6,938 restricted shares in payment of a $2,500 Convertible Debenture Note issued to him for cash plus accrued interest thereon at the exercise price of $.42 per share.

On August 27, 2003 we issued 850,000 restricted shares to Jerry Adelstein pursuant to a consulting agreement for services rendered and in payment of $9,178 cash loans made by him to the Company. In addition there were issued to Mr. Adelstein a series of non-interest bearing convertible notes for cash loans made by him from March 2004 to March 2006 in the amount of $188,218. These notes were converted at the conversion price of $.42 per share to 488,065 restricted shares of common stock in January of 2007.

On August 27, 2003 we issued 250,000 restricted shares to Joanne Anderson for services rendered in revising and updating our web site, logo's, labels, packaging design, product development and advertising. Also, on July 26, 2006 we issued to her and her husband, Howard Anderson, as joint tenants 6,940 restricted shares in payment of our $2,500. 6% Convertible Debenture issued to them for a cash loan accrued interest thereon at the conversion price of $.42 per share.

On December 21, 2006 we issued 14,003 shares of common stock to Robert Adelstein, an accredited investor, upon his conversion of our $5,000 Convertible Promissory Note dated June 24, 2004 issued for a cash loan at the exercise price of $.42 per share in payment of the principal balance and accrued interest thereon.

On December 21, 2006 we issued 27,896 shares of common stock to Vincent Innone, an accredited investor, upon his conversion of our $10,000 6% Convertible Note dated March 25, 2004 issued for a cash loan at the exercise price of $.42 per share in payment of the principal balance and accrued interest thereon.

In each of the above issuances, our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. All of the above issuances of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Each of the accredited investors is a sophisticated investor and had access to information normally provided in a prospectus regarding us. The transactions were not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved, size of the transactions, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the investors had the necessary investment intent as required by Section 4(2) since all, except those who received free trading shares pursuant to Rule 504 of the 1933 Act, agreed to and received a share certificates, bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering". Based on an analysis of the above factors, we believe we have met the requirements to qualify for exemption under
Section 4(2) of the Securities Act of 1933 for the above transactions.

Commencing January 3, 2006, the Company commenced an offering of 1,258,244 shares of its common stock up to the limit of $1,000,000 at a price of $1.00 per share to accredited investors in reliance upon the exemption pursuant to Rule 504 of Regulation D of the Securities Act of 1933 and to holders of the Company's 6% Convertible Debentures or the holders of its convertible promissory notes at the conversion exercise price of $.42 per share. This offering qualifies under Rule 504 of Regulation D because cash proceeds are for $1,000,000 or less and the registration of the offering by qualification pursuant to Section 49:3-61 of the New Jersey Uniform Securities Laws (1997) and pursuant to Section 35(e) of the New York General Business Law. Shares issued in states other than the states of New Jersey and New York qualified for exemption from registration pursuant to Rule 506 of the 1933 Securities Act or the Uniform Accredited Investor Exemption Rule. As of December 31, 2006 the Company had issued 431,100 shares of its common stock for cash at $1.00 per share to accredited investors and had issued 880,476 shares to convert a total of $328,218 of debt and $41,582 of related interest on the debt.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company's Amended and Restated Bylaws provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation or bylaws that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

      o any breach of the director's duty of loyalty to the corporation or its stockholders;

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o payments of unlawful dividends or unlawful stock repurchases or redemptions; or

      o any transaction from which the director derived an improper personal benefit.

The Company's Amended and Restated Bylaws provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

SEC POSITION OF INDEMNIFICATION FOR SECURITY ACT LIBILITY

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                    SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

Date:  March 26, 2007

                                               ORGANIC SALES AND MARKETING, INC.
                                               Registrant

                                               By: /s/ Samuel F.H. Jeffries
                                                   -----------------------------
                                                   Samuel F.H. Jeffries
                                                   Chairman and President

                        ORGANIC SALES AND MARKETING, INC.

                    Financial Statements for the Three Months
                  Ended December 31, 2006 and 2005 (Unaudited)
                and the Years Ended September 30, 2006 and 2005
                      and Report of Independent Registered
                             Public Accounting Firm

                        Chisholm, Bierwolf & Nilson LLC.
                          533 West 2600 South, Suite 25
                              Bountiful, Utah 84010
                        (801) 292-8756 Fax (801) 292-8809

                                    CONTENTS

Report of Independent Registered Public Accounting Firm....................... 3

Balance Sheets................................................................ 4

Statements of Operations...................................................... 6

Statements of Stockholders' Equity (Deficit)...................................7

Statements of Cash Flows...................................................... 8

Notes to the Financial Statements............................................. 9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Organic Sales and Marketing, Inc.
Raynham, MA

We have audited the accompanying balance sheets of Organic Sales and Marketing, Inc. (the Company) as of September 30, 2006 and 2005 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Organic Sales and Marketing, Inc. at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Organic Sales and Marketing, Inc. will continue as a going concern. As discussed in Note 12 to the financial statements, Organic Sales and Marketing, Inc. has suffered recurring losses from operations and is poorly capitalized which raises substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm, Bierwolf & Nilson LLC
Bountiful, Utah
January 19, 2007

                        ORGANIC SALES AND MARKETING, INC.
                                 Balance Sheets

                                     ASSETS
                                     ------

                                                              September 30,
                                           December 31,  -----------------------
                                             2006           2006         2005
                                          ------------   ----------  -----------
                                          (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                 $118,159      $226,322      $ 3,953
   Accounts receivable, net                     8,345         6,081        2,775
   Inventories                                 67,024        29,174        9,714
                                             --------      --------      -------
     Total Current Assets                     193,528       261,577       16,442
                                             --------      --------      -------
PROPERTY AND EQUIPMENT, NET                     7,213         2,711          338
                                             --------      --------      -------
OTHER ASSETS
   Deposits                                       200           200          200
                                             --------      --------      -------
     Total Other Assets                           200           200          200
                                             --------      --------      -------
     TOTAL ASSETS                            $200,941      $264,488      $16,980
                                             ========      ========      =======

      The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                           Balance Sheets (Continued)


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
            ----------------------------------------------

                                                                                September 30,
                                                             December 31,  -----------------------
                                                               2006           2006         2005
                                                            ------------   ----------  -----------
                                                            (Unaudited)
CURRENT LIABILITIES
   Accounts payable                                         $   122,243    $    83,953    $  81,159
   Accrued expenses                                              61,880         50,990       15,219
   Accrued interest payable                                      18,886         17,345       34,036
   Line of credit                                                29,332         15,000           --
   Current portion of convertible notes payable,
    net of conversion discount - related parties                     --             --        3,255
   Current portion of convertible notes payable,
    net of conversion discount                                       --             --       81,024
   Current portion of notes payable - related parties            31,006         32,319       24,530
                                                            -----------    -----------    ---------
     Total Current Liabilities                                  263,347        199,607      239,223
                                                            -----------    -----------    ---------
LONG-TERM LIABILITIES
   Notes payable - related parties                               24,468         27,058       28,476
   Convertible notes payable - related parties                       --             --       12,809
   Convertible notes payable                                         --             --        1,482
                                                            -----------    -----------    ---------
     Total Long-Term Liabilities                                 24,468         27,058       42,767
                                                            -----------    -----------    ---------
     Total Liabilities                                          287,815        226,665      281,990
                                                            -----------    -----------    ---------
STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, $0.0001 par value; 100,000,000 shares
    authorized, 4,335,426, 4,311,576 and 3,000,000 shares
    issued and outstanding, respectively                            433            431          300
   Additional paid-in capital                                 1,155,323      1,131,475      281,206
   Accumulated defecit                                       (1,242,630)    (1,094,083)    (546,516)
                                                            -----------    -----------    ---------
     Total Stockholders' Equity (Deficit)                       (86,874)        37,823     (265,010)
                                                            -----------    -----------    ---------
     TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT)                        $   200,941    $   264,488    $  16,980
                                                            ===========    ===========    =========

      The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                            Statements of Operations


                                            For the Three Months             For the Years Ended
                                             Ended December 31,                September 30,
                                          --------------------------    ---------------------------
                                            2006           2005           2006            2005
                                          -----------   ------------    -----------    ------------
                                          (Unaudited)   (Unaudited)
REVENUES
   Product sales, net                     $     4,930    $     6,195    $    25,000    $    32,806
   Services                                        --          1,892         25,111         46,140
                                          -----------    -----------    -----------    -----------
     Total Revenues                             4,930          8,087         50,111         78,946
COST OF SALES                                   2,515          6,319         41,960         33,475
                                          -----------    -----------    -----------    -----------
   GROSS PROFIT                                 2,415          1,768          8,151         45,471
                                          -----------    -----------    -----------    -----------
OPERATING EXPENSES
   Selling, general and administrative        149,879         54,059        292,361        174,130
                                          -----------    -----------    -----------    -----------
     Total Operating Expenses                 149,879         54,059        292,361        174,130
                                          -----------    -----------    -----------    -----------
LOSS FROM OPERATIONS                         (147,464)       (52,291)      (284,210)      (128,659)
                                          -----------    -----------    -----------    -----------
OTHER INCOME (EXPENSE)
   Interest  income                             1,388             --          2,934             --
   Interest expense                            (2,471)       (21,161)      (266,291)       (80,914)
                                          -----------    -----------    -----------    -----------
     Total Other Income (Expense)              (1,083)       (21,161)      (263,357)       (80,914)
                                          -----------    -----------    -----------    -----------
NET LOSS BEFORE INCOME TAXES                 (148,547)       (73,452)      (547,567)      (209,573)
INCOME TAX EXPENSE                                 --             --             --             --
                                          -----------    -----------    -----------    -----------
NET LOSS                                  $  (148,547)   $   (73,452)   $  (547,567)   $  (209,573)
                                          ===========    ===========    ===========    ===========
LOSS PER SHARE - Basic and Diluted        $     (0.03)   $     (0.02)   $     (0.17)   $     (0.07)
                                          ===========    ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic and Diluted     4,331,801      3,000,000      3,284,827      3,000,000
                                          ===========    ===========    ===========    ===========

      The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                  Statements of Stockholders' Equity (Deficit)


                                                                                                                          Total
                                                            Common Stock            Additional                         Stockholders'
                                                       ----------------------        Paid-In           Accumulated        Equity
                                                         Shares        Amount        Capital             Deficit         (Deficit)
                                                         ------        ------       ----------         -----------     -------------
Balance, September 30, 2004                            3,000,000        $300        $  195,262        $  (336,943)      $(141,381)
Value attributed to beneficial
 conversion feature of notes
 payable                                                      --          --            85,944                 --          85,944
Net loss for the year ended
 September 30, 2005                                           --          --                --           (209,573)       (209,573)
                                                       ---------        ----        ----------        -----------       ---------
Balance, September 30, 2005                            3,000,000         300           281,206           (546,516)       (265,010)
Value attributed to beneficial
 conversion feature of notes
 payable                                                      --          --            49,500                 --          49,500
Issuance of shares for cash
 at $1.00 per share                                      431,100          43           431,057                 --         431,100
Issuance of shares for
 conversion of debt at
 $0.42 per share                                         880,476          88           369,712                 --         369,800
Net loss for the year ended
 September 30, 2005                                           --          --                --           (547,567)       (547,567)
                                                       ---------        ----        ----------        -----------       ---------
Balance, September 30, 2006                            4,311,576         431         1,131,475         (1,094,083)         37,823
Issuance of shares for cash at
 $1.00 per share (unaudited)                              23,850           2            23,848                 --          23,850
Net loss for the three months
 ended December 31, 2006
 (unaudited)                                                  --          --                --           (148,547)       (148,547)
                                                       ---------        ----        ----------        -----------       ---------
Balance, December 31, 2006
 (unaudited)                                           4,335,426        $433        $1,155,323        $(1,242,630)      $ (86,874)
                                                       =========        ====        ==========        ===========       =========

      The accompanying notes are an integral part of these financial statements.

                        ORGANIC SALES AND MARKETING, INC.
                            Statements of Cash Flows


                                                                           For the Three Months                For the Years Ended
                                                                            Ended December 31,                   September 30,
                                                                        ----------------------------     --------------------------
                                                                           2006             2005            2006             2005
                                                                        -----------      -----------     ---------        ---------
                                                                        (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                             $(148,547)       $(73,452)       $(547,567)       $(209,573)
   Adjustments to reconcile net loss to
    net cash used in operating activities:
     Depreciation expense                                                     415              85              330              168
     Amortization of convertible notes payable
      discounts related to beneficial conversions                              --          14,450          231,174           52,023
     Write-off of receivable from officer                                      --              --               --           15,689
   Change in operating assets and liabilities:
     Accounts receivable                                                   (2,264)            396           (3,306)            (186)
     Inventories                                                          (37,850)            711          (19,460)           2,445
     Deposits                                                                  --              --               --             (200)
     Accounts payable                                                      38,290          12,660            2,794           29,179
     Accrued expenses                                                      10,890          12,726           35,771           12,740
     Accrued interest payable                                               1,541           4,079           23,391           17,974
                                                                        ---------        --------        ---------        ---------
      Net Cash Used in Operating Activities                              (137,525)        (28,345)        (276,873)         (79,741)
                                                                        ---------        --------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                                      (4,917)             --           (2,703)              --
                                                                        ---------        --------        ---------        ---------
     Net Cash Used in Investing Activities                                 (4,917)             --           (2,703)              --
                                                                        ---------        --------        ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of shares                                        23,850              --          431,100               --
   Net change in line of credit                                            14,332              --           15,000               --
   Proceeds from convertible notes
    payable - related parties                                                  --          34,000           49,500           85,826
   Proceeds from notes payable - related                                       --              --           32,000               --
   Payments on notes payable - related                                     (3,903)         (7,201)         (25,655)          (5,588)
                                                                        ---------        --------        ---------        ---------
     Net Cash Provided by Financing Activities                             34,279          26,799          501,945           80,238
                                                                        ---------        --------        ---------        ---------
NET INCREASE (DECREASE) IN CASH                                          (108,163)         (1,546)         222,369              497

CASH, BEGINNING OF PERIOD                                                 226,322           3,953            3,953            3,456
                                                                        ---------        --------        ---------        ---------
CASH, END OF PERIOD                                                     $ 118,159        $  2,407        $ 226,322        $   3,953
                                                                        =========        ========        =========        =========
SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                               $   2,471        $  1,132        $   2,255        $   3,581
   Cash paid for income taxes                                           $      --        $     --        $      --        $      --
NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Issuance of shares in settlement of debt                             $      --        $     --        $ 369,712        $      --

      The accompanying notes are an integral part of these financial statements.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 1 - Organization and Principle Activities of the Company

Business Description

Organic Sales and Marketing, Inc. was incorporated in the state of Delaware on August 26, 2003. On September 8, 2003, a security exchange agreement was entered into with Garden Connections, LLC. Garden Connections, LLC partners received all of the issued and outstanding common stock of Organic Sales and Marketing, Inc. in exchange for their interests in Garden Connections, LLC.

The Company is located in Raynham, Massachusetts and is engaged in the sale and marketing of a wide variety of organic products primarily for lawn and garden application, for distribution and sale in the New England Area to garden centers and health food stores. The Company is expanding their markets by acquiring other types of consumer products that have organic origins and can be private labeled. The Company currently has private label organic products that have been modified to meet applications in other industries. These new markets include costume jewelry, sporting goods, grocery, optical, health and beauty, footwear, museum stores, historical preservation groups, and boating.

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and incorporate the following significant accounting policies:

Principles of Accounting

The Company employs the accrual method of accounting for both financial statements and tax purposes. Using the accrual method, revenues and related assets are recognized when earned, and expenses and the related obligations are recognized when incurred. The Company has elected a September 30 year end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. We earn our revenues from the distribution of garden and cleaning products to retailers and directly to consumers via our internet site and from advertising contracts. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Revenue from garden and cleaning products is recognized upon shipment of the product. The distribution of products is governed by purchase orders or direct sale agreements which fix the price and delivery date. The Company records a provision for product returns and price markdowns as a reduction of gross sales at the time the product passes to these retailers or consumers. The provision for anticipated product returns and price markdowns is primarily based upon the Company's analysis of historical product return and price markdown results. Should product sell-through results at retail store locations fall significantly below anticipated levels this allowance may be insufficient. The Company will review the adequacy of its allowance for product returns and price markdowns and if necessary will make adjustments to this allowance on a quarterly basis. In compliance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. Advance payments are recorded on the Balance Sheet as deferred revenue until the revenue recognition criteria is met.

Revenue from radio advertising is derived from two sources. The sale of commercial spots on the Garden Guys radio talk show and hosting a live broadcast. Revenue from radio advertising is recognized after the commercial has been aired and/or a remote broadcast has taken place. Customers will prepay for radio spots or remote broadcasts at the time they contract with the Company to air their commercials or host a remote broadcast. The Company will carry this prepayment as liability, until such time as economic performance takes place. Money received is refundable prior to the airing of commercials or the airing of the remote broadcast, adjusted by any production or other direct costs incurred up to that point in time.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original a maturity of three months or less at the time of purchase to be cash equivalents. During fiscal 2006, the Company maintained cash in bank accounts which, at times, exceeded Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on this account and believes their risk to be minimal.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. The Company feels that the entire balance of accounts receivable as of December 31, 2006, September 30, 2006 and 2005 is collectable and therefore no allowance has been taken.

Inventory

The inventory is stated at the lower of cost (first-in-first-out method) or market. Inventory items consist of raw material and finished goods. Raw materials consist of labels, bottles, sprayers and shipping materials. Finished goods consist of fertilizer bags and bottles of organic cleaning products ready for shipment. The inventory consists of newly purchased items; therefore, there is currently no allowance for excess or obsolete inventory.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization are computed using the straight-line method over estimated useful lives of five to seven years.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense primarily consists of the Company's two hour weekly radio Garden Call In program with Clear Channel Communications and Citadel Communications Company. The total annual advertising expense for the contract with Clear Channel and Citadel Communications is $41,700 and $30,030 for the years ended September 30, 2006 and 2005, respectively. The Company also advertises its products throughout area garden clubs and it's own website.

Income Taxes

The Company is a C Corporation registered in the state of Delaware. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS No. 109 income taxes are recognized for the following: i) amount of taxes payable for the current year, and ii) deferred tax assets and liabilities for the future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income
(loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive potential common shares which includes the dilutive effect of stock options and warrants. Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method. There were no stock options or warrants outstanding during the reporting periods and their effect would be anti-dilutive since the Company has incurred losses in both years presented.

                               For the Three Months      For the Years Ended
                                Ended December 31,         September 30,
                           ------------------------   -------------------------
                              2006          2005         2006          2005
                           -----------   ----------   -----------   -----------
Basic and Diluted          (Unaudited)   (Unaudited)

Net Loss - Numerator       $ (148,547)   $ (73,452)   $ (547,567)   $  (209,573)
                           ==========    =========    ==========    ===========
Weighted Average Shares
  - Denominator             4,331,801    3,000,000     3,284,827      3,000,000
                           ==========    =========    ==========    ===========
Per Share Amount           $    (0.03)   $   (0.02)   $    (0.17)   $     (0.07)
                           ==========    =========    ==========    ===========

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, Accounting Changes and Error Corrections, ("SFAS 154"). SFAS 154 replaces Accounting Principle Bulletin No. 20 ("APB 20"), and Statement of Financial Accounting Standard No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 3"), and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle, whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Our adoption of SFAS 154 is not expected to have a material impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB OPINION NO. 29", based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective during fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 152, "ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS AN AMENDMENT OF FASB STATEMENTS NO. 66 AND 67", to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions". This Statement also amends FASB Statement No. 67, "ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS", to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective during fiscal years beginning after June 15, 2005. The adoption of SFAS 152 is not expected to have a material impact on the Company's financial statements. In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS", an amendment of ARB No. 43, Chapter 4 (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company's financial statements.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

In December 2004, the FASB issued SFAS No. 123(R), "SHARE-BASED PAYMENT". This Statement revises SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" and supersedes APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This Statement is effective as of the first reporting period that begins after June 15, 2005. The Company has evaluated the provisions of SFAS 123(R) and determined that the share based employee compensation programs are a valuable instrument in retaining and rewarding employees and as a result, the Company will appropriately expense the costs of administering share based compensation programs as required by SFAS 123(R).

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154"), "ACCOUNTING CHANGES AND ERROR CORRECTIONS." This statement requires entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB Opinion No. 20, "ACCOUNTING CHANGES," which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. Management has adopted these provisions.

In February 2006, the FASB issued SFAS Statement No. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS--AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "APPLICATION OF STATEMENT 133 TO BENEFICIAL INTERESTS IN SECURITIZED FINANCIAL ASSETS." This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

In July 2006, the FASB issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). While SFAS 157 formally defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements, it does not require any new fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is required to be adopted effective January 1, 2008 and the Company does not presently anticipate any significant impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS - AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106 AND 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of its defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation, which is represented by the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans. SFAS 158 requires the recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost in accordance with existing accounting principles.

Amounts required to be recognized in accumulated other comprehensive income, including gains and losses and prior service costs or credits are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of existing accounting principles. In addition, SFAS 158 requires plan assets and obligations to be measured as of the date of the employer's year-end statement of financial position as well as the disclosure of additional information about certain effects on net periodic benefit cost for the next fiscal year from the delayed recognition of the gains or losses and prior service costs or credits.

The Company is required to adopt those provisions of SFAS 158 attributable to the initial recognition of the funded status of the benefit plans and disclosure provisions as of December 31, 2006. Those provisions of SFAS 158 applicable to the amortization of gains or losses and prior service costs or credits from accumulated other comprehensive income to the net periodic benefit cost are required to be applied on a prospective basis effective January 1, 2007. The Company does not anticipate that the adoption of SFAS 158 will have any impact on its financial statements.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain immaterial amounts from prior years have been reclassified to conform to the 2006 presentation.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term maturity of these instruments. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates.

Note 3 - Inventories

Inventories consisted of the following as of:

                                                            September 30,
                                         December 31,     ------------------
                                            2006           2006        2005
                                         ----------       -------     ------
                                         (Unaudited)

Raw materials                             $62,662         $25,684     $8,552
Finished goods                              4,362           3,490      1,162
                                          -------         -------     ------

Totals                                    $67,024         $29,174     $9,714
                                          =======         =======     ======


At December 31, 2006, September 30, 2006 and 2005, no provision for obsolete inventory was recorded by the Company.

Note 4 - Property and Equipment

Property and equipment consisted of the following as of:

                                                              September 30,
                                             December 31,   ------------------
                                                2006         2006        2005
                                             ----------     -------     ------
                                             (Unaudited)
Property and equipment                        $ 8,295       $ 3,378       $ 675
Less: accumulated depreciation                 (1,082)         (667)       (337)
                                              -------       -------       -----

Property and equipment, net                   $ 7,213       $ 2,711       $ 338
                                              =======       =======       =====


Depreciation expense on property and equipment was $415 and $85 for the three months ended December 31, 2006 and 2005 (unaudited), respectively, and $330 and $168 for the years ended September 30, 2006 and 2005, respectively.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 5 - Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income taxes has been recorded due to the net operating loss carry-forward of $914,412 and $765,865 as of December 31, 2006 (unaudited) and September 30, 2006, respectively, which may be offset against future taxable income through 2026. No tax benefit has been reported in the financial statements.

Deferred tax assets and the valuation account are as follows:

                                                             September 30,
                                          December 31,   ---------------------
                                             2006         2006           2005
                                          ----------     -------        ------
                                          (Unaudited)
Deferred tax asset:
Net operating loss carryforward           $ 356,621     $ 298,687     $ 175,294
Valuation allowance                        (356,621)     (298,687)     (175,294)
                                          ---------     ---------     ---------
                                          $      --     $      --     $      --
                                          =========     =========     =========

The components of income tax expense are as follows:

                                    For the Three Months    For the Years Ended
                                     Ended December 31,       September 30,
                                 ------------------------ ----------------------
                                     2006         2005       2006        2005
                                 -----------  ----------- ---------    ---------
                                 (Unaudited)  (Unaudited)

Current Federal tax               $     --    $     --    $      --    $     --
Current State tax                       --          --           --          --
Change in NOL benefit               57,933      28,646      123,393      61,445
Change in valuation allowance      (57,933)    (28,646)    (123,393)    (61,445)
                                  --------    --------    ---------    --------

                                  $     --    $     --    $      --    $     --
                                  ========    ========    =========    ========

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 6 - Convertible Notes Payable

Between February 2002 and March 2006, the Company issued a number of interest bearing and non-interest bearing notes that were convertible into the Company's common stock at the option of the holder at an exercise price of $0.42 per common share. One group of 6% interest bearing notes of identical terms were issued to ten individual investors between August 30, 2003 and December 4, 2003 totaling $120,000 (the "$120,000 Notes") all of which matured (including extensions) on September 30, 2006. Two additional interest bearing notes were issued to related parties in December 2003 (both are board members, the "Board Notes") totaling $5,000 under the same terms as the $120,000 Notes. Two other parties were issued 6% interest bearing notes totaling $15,000 (the "$15,000 Notes"), maturing nine years after issuance under the same terms as the $120,000 notes. The $15,000 Notes were broken out as follows: $5,000 to a related individual and $10,000 to an un-related individual. A series of non-interest bearing convertible notes were issued to another related party, Jerry Adelstein, for a total of $188,218 (the "Adelstein Notes") between the period of March 2004 and March 2006, all of which matured nine years after their issuance. All notes were issued in return for cash or cash disbursements and not for services rendered. On July 26, 2006, each of these convertible notes was converted into a total of 781,471 shares of the Company's common stock and the related accrued but unpaid interest on these convertible notes was also converted into 99,005 shares of common stock (see Note 12). As a result of the conversions into common stock, the balance due on these convertible notes at September 30, 2006 was $-0-.

The Company has accounted for the above convertible notes as follows: under the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"). EITF 00-19 provides that an equity classification is appropriate if the settlement criteria set forth therein for such classification are met and that the additional conditions necessary for equity classification, set forth therein, are also met. The Company has determined that the notes do not meet the criteria set forth in EITF 00-19 to be classified as equity as the notes are convertible only at the option of the holder. All the notes described above were evaluated under EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27") and determined to have an embedded conversion feature which exceeded the face value of the notes. As such, the discount to the notes was limited to the face amount of the notes. The beneficial conversion feature is accreted on a straight-line basis over the maturity period of the notes. The excess beneficial conversion feature is deferred and recorded as interest expense upon the conversion of the note. If the notes are never converted, the excess is not recorded.

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 6 - Convertible Notes Payable (Continued)

The schedule below summarizes the impact of the beneficial conversion feature of the notes:

Embedded beneficial conversion feature-

                                                                         Common
                                        At          At          At     Shares if
                                     issuance    9/30/06     9/30/05   Converted
                                     --------    -------     -------   ---------
$120,000 Notes                       $120,000    $     --    $ 38,976    285,714
Board Notes                             5,000          --       1,745     11,905
$15,000 Notes                          15,000          --      12,731     35,714
Adelstein Notes                       138,718          --     126,696    330,281
Adelstein Notes (December
 2005 & March 2006)                    49,500          --         N/A    117,857
                                     --------    --------    --------    -------
                                     $328,218    $     --    $180,148    781,471
                                     ========    ========    ========    =======

Beneficial conversion interest expense-

                                 For the Three Months      For the Years Ended
                                  Ended December 31,          September 30,
                              ------------------------    ----------------------
                                  2006         2005         2006        2005
                              -----------  -----------    ---------    ---------
                              (Unaudited)  (Unaudited)
$120,000 Notes                  $    --      $  9,744      $ 38,976      $38,976
Board Notes                          --           436         1,745        1,745
$15,000 Notes                        --           417        12,731        1,667
Adelstein Notes                      --         3,853       177,722        9,635
                                -------      --------      --------      -------
                                $    --      $ 14,450      $231,174      $52,023
                                =======      ========      ========      =======

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 7 - Notes Payable - Related Parties

Notes payable - related parties consisted of the following at:

                                                                                                              September 30,
                                                                              December 31,           -------------------------------
                                                                                  2006                 2006                 2005
                                                                              ------------           ---------            ----------
                                                                              (Unaudited)
Note payable with a director of the Company,
   interest at 6% per annum, payments of
   $1,000 due monthly beginning April 1, 2007,
   matures March 2010, unsecured                                                 $ 32,026             $ 32,026             $     --
Note payable with the President of the Company,
   interest at 10% per annum, payments of $636
   due monthly, accelerated payments are
   permitted, matures October 2007, unsecured                                       3,448                7,351               33,006
Note payable with a related individual, interest
   at 10% per annum, no current repayment
   requirements, due on demand, unsecured                                          20,000               20,000               20,000
                                                                                 --------             --------             --------
Total Notes Payable - Related Parties                                              55,474               59,377               53,006
Less: Current Portion                                                             (31,006)             (32,319)             (24,530)
                                                                                 --------             --------             --------
Long-Term Notes Payable - Related Parties                                        $ 24,468             $ 27,058             $ 28,476
                                                                                 ========             ========             ========

Annual maturities of notes payable - related parties are as follows:

    Years Ending September 30,                           Amount
                                                         -------

               2007                                      $32,319
               2008                                       10,810
               2009                                       11,333
               2010                                        4,915
               2011                                           --
            Thereafter                                        --
                                                         -------
                                                         $59,377
                                                         =======

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 8 - Commitments and Contingencies

The Company leases facilities for its corporate offices with an expiration in fiscal 2007. Rental expense for fiscal 2006 and 2005 was $7,800 and $6,600, respectively. In addition, the Company has various equipment leases and radio station syndication agreements with commitments accounted for as operating leases. The radio station agreements are generally for a short period (90 days) and the Company intends to renew them at the end of each term. The company also has a one year consulting agreement with one of its sales representatives. The future minimum annual lease commitments as of September 30, 2006 are as follows:

    Years Ending September 30,                             Amount
    --------------------------                             -------

               2007                                        $79,739
               2008                                          3,125
               2009                                          3,125
               2010                                             --
               2011                                             --
            Thereafter                                          --
                                                           -------
                                                           $85,989
                                                           =======

Note 9 - Related Party

The Company had a monthly consulting agreement, effective January, 2004 with Leonard Colt, a shareholder, Corporate Secretary and member of the Board of Directors. Leonard Colt is the sole owner of Pegasus Marketing, which provided consulting services to the Company for $1,250 per month plus out-of-pocket travel expenses. The contract was for a one year period and renewable upon an annual review by the directors of the Company. As of January 1, 2006, the contract had not been renewed. The amount due Pegasus Marketing on September 30, 2006 was $25,545. The amount paid to Pegasus Marketing during the years ended September 30, 2006 and 2005 $-0- and $2,935, respectively.

Note 10 - Line of Credit

In August 2006, the Company entered into a Line of Credit / Overdraft Protection Agreement ("LOC Agreement") with a financial institution. The LOC Agreement allows the Company to borrow up to a maximum of $75,000. Interest accrues at the Wall Street Journal Prime Rate ("WSJ Prime Rate") less 1% for the first six months and at the WSJ Prime Rate thereafter. All amounts due on the line of credit  are  due on  demand.  The  balance  outstanding  at  December  31,  2006
(unaudited),  September  30,  2006 and  2005  was  $29,332,  $15,000  and  $-0-,
respectively. The LOC Agreement is also guaranteed by an officer of the Company.

Note 11 - Equity Transactions

Effective January 3, 2006, the Company completed a stock offering whereby they issued 431,100 shares of its common stock for cash of $431,100. In addition, the Company issued 880,476 shares of its common stock to convert $328,218 of debt and $41,582 of related interest on the debt (see also Note 6 - Convertible Notes Payable).

                        Organic Sales and Marketing, Inc.
                        Notes to the Financial Statements
           December 31, 2006 (Unaudited), September 30, 2006 and 2005

Note 12 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is poorly capitalized and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to continue to implement their strategy to commence sales. As the Company's revenues are established, management expects to report net income possibly within one year. With the commencement of sales, management believes that the Company will eventually, possibly within one year, generate sufficient funds to support operations. In the interim, management believes that shortfalls in cash flow will be satisfied with funds raised on the open Rule 504 offering and by Officers and Directors as necessary.

                                    PART III
                                INDEX TO EXHIBITS

      The following is a list of Exhibits which comprise a part of the Regulation Statement.

Exhibit
  No.     Description of Exhibit
-------   ----------------------
          Charter and By-Laws
1.1       Certificate of Incorporation of Garden Connections, Inc.
2.2 Amendment of Certificate of Incorporation Changing name from Garden Connections, Inc. to Organic Sales and Marketing, Inc. 2.3 Amended and Restated By-Laws

          Instruments Defining Rights of Security Holders
3.1       Form of Certificate evidencing Shares of Common Stock

          Material Contracts
10.1      WHJJ Radio (Rhode Island) Contract
10.2      WXLM Radio (Southeastern Connecticut) Contract
10.3      WBSM Radio (Southeastern Massachusetts) Contract
10.4      WRKO Radio (Boston, Massachusetts) Contract
10.5      Consulting Agreement dated February 1, 2003 with Joanne L. H. Anderson
10.6 Consulting Agreement dated September 1, 2002 with Jerry Adelstein 10.7 Consulting Agreement dated January 1, 2004 with Leonard Colt DBA

          Pegasus Marketing & Sales
10.8      Office Lease

          Additional Exhibits
99.1      State of New Jersey Notice of Effective Securities Registration
99.2      State of New York Notice of Effective Registration